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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

              -----------------------------------------------------

                                AMENDMENT NO. 4

                                 SCHEDULE 13E-3


                                 (RULE 13e-100)

                     RULE 13E-3 TRANSACTION STATEMENT UNDER
              SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934

                              Quality Dining, Inc.
              -----------------------------------------------------
                              (Name of the Issuer)



                              Quality Dining, Inc.


                              Daniel B. Fitzpatrick
                              James K. Fitzpatrick
                              Gerald O. Fitzpatrick
                               Ezra H. Friedlander
                                  John C. Firth
                             William Roy Schonsheck

              -----------------------------------------------------
                      (Name of Person(s) Filing Statement)

                         Common Stock, without par value

              -----------------------------------------------------
                         (Title of Class of Securities)

                                    74756P105

              -----------------------------------------------------
                      (CUSIP Number of Class of Securities)

                               John C. Firth, Esq.
                  Executive Vice President and General Counsel
                              Quality Dining, Inc.
                            4220 Edison Lakes Parkway
                            Mishawaka, Indiana 46545
                        Telephone Number: (574) 271-4600

                                 WITH A COPY TO:

       Robert S. Reder, Esq.                     James A. Aschleman, Esq.
Milbank, Tweed, Hadley & McCloy LLP                  Baker & Daniels
     One Chase Manhattan Plaza             300 North Meridian Street, Suite 2700
     New York, New York 10005                  Indianapolis, Indiana 46204

         --------------------------------------------------------------
  (Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

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This statement is filed in connection with (check the appropriate box):

a.[x] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.[ ] The filing of a registration statement under the Securities Act of 1933.

c.[ ] A tender offer.

d.[ ] None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]


Check the following box if the filing is a final amendment reporting the results of the transaction: [X]


                            Calculation of Filing Fee

      Transaction Valuation                         Amount of Filing Fee
          $20,882,142                                   $2,457.83(A)

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $2,457.83
Form or Registration No.: Schedule 14A
Filing Party: Quality Dining, Inc.
Date Filed: December 23, 2004

(A) The amount of the Filing Fee calculated in accordance with Rule 0-11(c) of the Securities Exchange Act of 1934 was determined based on a fee of $117.70 per $1,000,000 (prorated for amounts less than $1,000,000) of the proposed cash payments to be made in the transaction. In this filing, the amount of the Filing Fee was determined by dividing the transaction valuation $20,882,142 by $1,000,000 resulting in 20.882142. The amount 20.882142 is multiplied by $117.70 for a total of $2,457.83.

                                  INTRODUCTION


      This Amendment No. 4 to the Rule 13e-3 Transaction Statement on Schedule 13E-3 (this "Final Amendment"), is being filed by: (1) Quality Dining, Inc., an Indiana corporation (the "Company" or "Quality Dining"); (2) Daniel B. Fitzpatrick; (3) James K. Fitzpatrick; (4) Gerald O. Fitzpatrick; (5) Ezra H. Friedlander; (6) John C. Firth; and (7) William R. Schonsheck. The preceding persons are collectively referred to herein as the "Filing Persons," and individually as a "Filing Person."



      This Final Amendment relates to the Agreement and Plan of Merger, dated as of November 9, 2004 (the "Merger Agreement"), by and between QDI Merger
Corp. and the Company, and amends and supplements the Rule 13e-3 Transaction Statement on Schedule 13E-3, first filed December 23, 2004 (and as amended by Amendments No. 1, 2 and 3 thereto) by the Filing Persons (the "Schedule
13E-3"). Pursuant to the Merger Agreement, QDI Merger Corp., an Indiana Corporation, merged with and into Quality Dining (the "Merger"), with Quality Dining continuing as the surviving corporation.



      This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) to report the results of the Rule 13e-3 transaction. Except as set forth in this Final Amendment, all information in the Schedule 13E-3 remains unchanged.

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Item 10. Source and Amounts of Funds or Other Consideration.

      Regulation M-A
      Item 1007


      On April 13, 2005, Quality Dining entered into the Fifth Amended and Restated Credit Agreement dated as of April 13, 2005 by and between Quality Dining, as Borrower, and the Banks which are a party thereto, and JPMorgan Chase Bank, National Association, as Administrative Agent, Bank of America, National Association, as Syndication Agent, National City Bank of Indiana, as Documentation Agent, and J.P. Morgan Securities Inc., as Arranger (the "Credit Agreement"). The Credit Agreement provides for an aggregate of $58 million in financing, consisting of a $35 million term loan, a $20 million revolving credit facility, and a $3 million swing line facility (collectively, the "Loans").

      The Loans will bear interest at either (i) a fluctuating rate of interest per annum equal to the higher of (A) the Prime Rate (as defined in the Credit Agreement) for such day, and (B) the Federal Funds Rate (as defined in the Credit Agreement) plus 0.50%; plus the Applicable Base Rate Margin (as defined in the Credit Agreement); or (ii) a rate per annum equal, at all times during the Interest Period (as defined in the Credit Agreement) relating to such Loan, the sum of the Adjusted LIBOR Rate (as defined in the Credit Agreement), plus the Applicable LIBOR Margin (as defined in the Credit Agreement). The Loans will mature five years after the date of the Credit Agreement.

      In accordance with the Credit Agreement, Daniel B. Fitzpatrick will personally guarantee the Loans until such time as Quality Dining's senior leverage ratio has remained less than 3.25x for two consecutive quarters (and is no higher than 3.75x when the guaranty is released), provided that no default exists. As further security for Mr. Fitzpatrick's guarantee, he has agreed not to pledge his interest in any real estate entity that leases real estate to Quality Dining.

      Quality Dining's obligations under the Loans are secured by a first priority, perfected security interest in (i) all existing and acquired collateral including, but not limited to, substantially all of the personal property of Quality Dining and its subsidiaries, except where prohibited by certain franchise agreements; and (ii) all current unencumbered and all new restaurant properties and associated assets.

      The debt financing provided by the Credit Agreement will be used by Quality Dining, among other uses, to pay the Merger Consideration (as defined in the Merger Agreement), to refinance the outstanding indebtedness of Quality Dining and its subsidiaries, and to pay the fees and expenses related to the Merger.

Item 15. Additional Information.

      Regulation M-A
      Item 1011


      (b) Other Material Information.

      On April 12, 2005, Quality Dining held a special meeting of its shareholders for the purpose of considering and voting on a proposal to approve the Merger Agreement and the Merger (the "Special Meeting"). At the Special Meeting, approximately 57.4% of the issued and outstanding shares of Quality Dining common stock which were entitled to vote at the Special Meeting approved the Merger Agreement and the Merger. As required by the terms of the Merger Agreement, each of Daniel B. Fitzpatrick, Gerald O. Fitzpatrick, James K. Fitzpatrick, Ezra H. Friedlander, John C. Firth, and William R. Schonsheck (the "Fitzpatrick group"), voted his shares of Quality Dining common stock for and against approval of the Merger Agreement and the Merger in the same proportion of the votes cast by all other shareholders (with abstentions being deemed to be votes against). On April 13, 2005, the Merger became effective pursuant to the articles of merger filed with the Indiana Secretary of State, at which time QDI Merger Corp. was merged with and into Quality Dining, with Quality Dining as the surviving corporation, and the separate corporate existence of QDI Merger Corp. ceased. The merger consideration of $3.20 in cash per share will be disbursed to Quality Dining's shareholders (other than with respect to shares of Quality Dining held by members of the Fitzpatrick group that they contributed to QDI Merger Corp. and shares of Quality Dining common stock held by QDI Merger Corp. or Quality Dining) as described in Quality Dining's definitive proxy materials filed with the U.S. Securities and Exchange Commission on March 21, 2005. With the consummation of the Merger, the members of the Fitzpatrick group hold 100% of Quality Dining's outstanding common stock.

      Quality Dining intends to file with the U.S. Securities and Exchange Commission a certificate and notice of termination of registration on Form 15 immediately after the filing of this Final Amendment to provide notice of termination of registration of Quality Dining's common stock under the Securities Exchange Act of 1934, as amended. On April 13, 2005, as a result of the Merger, Quality Dining's common stock was delisted from the Nasdaq National Market pursuant to a written request to Nasdaq from Quality Dining.


Item 16. Exhibits.

      Regulation M-A
      Item 1016

      (a)(1) Press Release issued by Quality Dining, Inc., dated November 10, 2004.*

      (a)(2) Definitive Proxy Statement, incorporated herein by reference to the Proxy Statement, filed with the U.S. Securities and Exchange Commission by Quality Dining, Inc. on March 21, 2005.

      (b)(1) Commitment Letters from J.P. Morgan Securities Inc. and other members of the Company's bank group, incorporated herein by reference to Exhibit No. 2 to Amendment No. 11 to Schedule 13D filed with the U.S. Securities and Exchange Commission by Daniel B. Fitzpatrick, Gerald O. Fitzpatrick, James K. Fitzpatrick, Ezra H. Friedlander, and John C. Firth on November 10, 2004.


      (b)(2) Fifth Amended and Restated Credit Agreement dated as of April 13, 2005 by and between Quality Dining, Inc., as Borrower, and the banks which are a party thereto and JPMorgan Chase Bank, National Association, as Administrative Agent, Bank of America, National Association, as Syndication Agent, National City Bank of Indiana, as Documentation Agent, and J.P. Morgan Securities Inc., as Arranger.


      (c)(1) Fairness Opinion of Houlihan Lokey Howard & Zukin, dated November 9, 2004, incorporated herein by reference to Appendix B to the Proxy Statement.

      (c)(2) Presentation of Houlihan Lokey Howard & Zukin to the Special Committee of the Board of Directors, dated November 9, 2004.*

      (c)(3) Presentation of Banc of America Securities LLC to the Fitzpatrick Group, dated May 25, 2004.***

      (c)(4) Presentation of Banc of America Securities LLC to the Fitzpatrick Group, dated July 15, 2004.***

      (d)(1) Agreement and Plan of Merger, dated as of November 9, 2004, by and between QDI Merger Corp. and Quality Dining, Inc., incorporated herein by reference to Appendix A to the Proxy Statement.

      (d)(2) Joinder Agreement, dated as of February 3, 2005, by and among Quality Dining, Inc., QDI Merger Corp. and William R. Schonsheck.**


      (d)(3) Letter Agreement amending the definition of "Outside Date" in the Agreement and Plan of Merger, dated March 18, 2005, by and between QDI Merger Corp. and Quality Dining, Inc.****


      (f)    Not applicable.

      (g)    Not applicable.

      *      Previously filed on December 23, 2004.
      **     Previously filed on February 16, 2005.
      ***    Previously filed on March 14, 2005.

      ****   Previously filed on March 21, 2005.


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                                    SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                       April 13, 2005


                                       QUALITY DINING, INC.

                                       By: /s/ Daniel B. Fitzpatrick
                                           -------------------------------------
                                           Name: Daniel B. Fitzpatrick
                                           Title: Chief Executive Officer


                                       By: /s/ Daniel B. Fitzpatrick
                                               ---------------------------------
                                                Daniel B. Fitzpatrick

                                       By: /s/ Gerald O. Fitzpatrick
                                               ---------------------------------
                                                Gerald O. Fitzpatrick

                                       By: /s/ James K. Fitzpatrick
                                               ---------------------------------
                                                James K. Fitzpatrick

                                       By: /s/ Ezra H. Friedlander
                                               ---------------------------------
                                                Ezra H. Friedlander

                                       By: /s/ John C. Firth
                                               ---------------------------------
                                                John C. Firth

                                       By: /s/ William R. Schonsheck
                                               ---------------------------------
                                                William R. Schonsheck
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                                  EXHIBIT INDEX

EXHIBIT
NUMBER                                DESCRIPTION
-------                               -----------
(a)(1)    Press Release issued by Quality Dining, Inc., dated November 10,
          2004.*

(a)(2) Definitive Proxy Statement, incorporated herein by reference to the Proxy Statement, filed with the U.S. Securities and Exchange
          Commission by Quality Dining, Inc. on March 21, 2005.

(b)(1) Commitment Letters from J.P. Morgan Securities Inc. and other members of the Company's bank group, incorporated herein by reference to Exhibit No. 2 to Amendment No. 11 to Schedule 13D filed with the U.S.
          Securities and Exchange Commission by Daniel B. Fitzpatrick, Gerald O.
          Fitzpatrick, James K. Fitzpatrick, Ezra H. Friedlander, and John C.
          Firth on November 10, 2004.

(b)(2)    Fifth Amended and Restated Credit Agreement dated as of April 13,
          2005 by and between Quality Dining, Inc., as Borrower, and the banks which are a party thereto and JPMorgan Chase Bank, National
          Association, as Administrative Agent, Bank of America, National
          Association, as Syndication Agent, National City Bank of Indiana, as Documentation Agent, and J.P. Morgan Securities Inc., as
          Arranger.

(c)(1)    Fairness Opinion of Houlihan Lokey Howard & Zukin dated November 9,
          2004, incorporated herein by reference to Appendix B to the Proxy
          Statement.

(c)(2) Presentation of Houlihan Lokey Howard & Zukin to the Special Committee of the Board of Directors, dated November 9, 2004.*

(c)(3)    Presentation of Banc of America Securities LLC to the Fitzpatrick
          Group, dated May 25, 2004.***

(c)(4)    Presentation of Banc of America Securities LLC to the Fitzpatrick
          Group, dated July 15, 2004.***

(d)(1) Agreement and Plan of Merger, dated as of November 9, 2004, by and between QDI Merger Corp. and Quality Dining, Inc. incorporated herein by reference to Appendix A to the Proxy Statement.

(d)(2)    Joinder Agreement, dated as of February 3, 2005, by and among Quality
          Dining, Inc., QDI Merger Corp. and William R. Schonsheck.**

(d)(3) Letter Agreement amending the definition of "Outside Date" in the Agreement and Plan of Merger, dated March 18, 2005, by and between QDI
          Merger Corp. and Quality Dining, Inc.****


*    Previously filed on December 23, 2004.
**   Previously filed on February 16, 2005.
***  Previously filed on March 14, 2005.

**** Previously filed on March 21, 2005.